

OMV Investor News

OMV Future Energy Fund: Advisory Board gives green light for first projects

December 12, 2006
9.00am (UK time) – 10.00am (CET)

- **Support of six projects decided by Advisory Board and confirmed by OMV's Executive Board**
- **Investments into sustainable and future-oriented energy supply amounting to EUR 3.4 mn by OMV Future Energy Fund and EUR 6.8 mn by OMV business units financed**

The OMV Future Energy Fund GmbH (www.omvfutureenergyfund.com), a company owned by OMV Aktiengesellschaft, established in June 2006 to bundle and support projects in the area of future energy, now has the go-ahead for the first OMV project plans. The independent Advisory Board has chosen six projects, which were affirmed by the OMV Executive Board. The OMV Future Energy Fund will invest EUR 3.4 mn in these projects. The total amount invested is to EUR 20.43 mn. In addition to the investments of the OMV Future Energy Fund, the three OMV business units Refining and Marketing, Exploration and Production and Gas are investing EUR 6.8 mn and a further EUR 10.23 mn will come from external project partners. This sum is being used to support technologies in the area of renewable energies and for the reduction of greenhouse gases. Concretely these are "2nd generation bio diesel", "Biogas", "Hydrogen filling station in Stuttgart", "Hydrogen filling station and research facility in the Hydrogen Center Austria/Graz", "Injection of CO_2 (carbon dioxide) during natural gas production" and "Injection of CO_2 during oil production". In the long term, renewable energies should be integrated into OMV's core business in a profitable manner.

OMV CEO Wolfgang Ruttenstorfer commented: "OMV is clearly committed to renewable energy, sustainability and increased use of biomass energy. For this reason, we are focusing on identifying technologies in this area, which we want to bundle and support by means of the OMV Future Energy Fund. By choosing the first projects, we have set an important step in this direction."

Projects for improved greenhouse gas balance

The first four of the six projects research technologies for the development of renewable energies and for an increased reduction of greenhouse gases that aim at improving the greenhouse gas balance significantly. The project "2nd generation Bio diesel" is a study that deals with generating synthetic bio diesel out of vegetable oils as well as animal oils and fats. In the project "Biogas" a procedure is realised that makes refining biogas to the quality of natural

Move & More.


OMV

gas possible under commercial aspects. The project "Hydrogen filling station in Stuttgart" will in the future offer hydrogen as alternative fuel for cars. The project "Hydrogen filling station and research facility in the Hydrogen Center Austria/Graz" is already today researching the decentralised provision of ecological hydrogen.

The project "Injection of CO_2 during natural gas production" and "Injection of CO_2 during oil production" aims to isolate carbon dioxide released in oil and natural gas production and inject it into reservoirs. Besides safely avoiding CO_2 emissions, this technology increases oil and natural gas production. These projects are already in the first stage of development and will be progressed intensively.

Impulses from international science
An independent Advisory Board, consisting of four internationally renowned scientists and three representatives of OMV (one representative each from OMV Exploration and Production, Refining and Marketing and Gas), is the central entity to decide on the individual projects. The voting procedure of the Advisory Board – the majority decides – guarantees the scientific incentive and aims to creating a competition that results in the best projects being supported. Professor Nebojsa Nakicenovic, chairman and speaker of the Advisory Board commented: "I was very impressed by the quality and innovation of all the projects submitted."

Approximately 25 project ideas from the OMV divisions had been submitted since the establishment of the OMV Future Energy Fund, six of which were voted on. Dorothea Sulzbacher, Managing Director of OMV Future Energy Fund said: "I am delighted that all six projects were voted for unanimously and were also confirmed by OMV Executive Board. The next Advisory Board meeting is scheduled for spring 2007 and I am already looking forward to new project proposals with high commercial potential being submitted."

OMV Future Energy Fund
OMV Future Energy Fund has start up capital of EUR 100 mn. This amount constitutes that portion of investments that is necessary for economic efficiency of projects. This is a "kick off" contribution for research or pilot projects. The percentual share of this support on the total investment costs of a project of this kind vary for case to case and aims at generating an overall volume of more than EUR 500 mn within the three OMV business units (R&M, E&P, Gas). With the OMV Future Energy Fund, it is OMV's intention to promote the transition from a pure oil and natural gas group into an energy group whose portfolio includes renewable energies.

Background information:

Project descriptions
"2nd generation bio diesel"
Project period: 2006 to 2007
Project volume: EUR 10.85 mn
OMV share: EUR 5.535 mn
of this OMV Future Energy Fund share: EUR 1.845 mn
Project aim and description:
This project aims to carry out a feasibility study on the construction of a production facility for high-quality 2nd generation bio diesel in the Schwechat refinery. The facility will be erected on the NExBTL-technology developed by Neste Oil: While at the moment bio diesel production almost exclusively has to use rape seeds, this procedure can use any natural oil or fat as raw material. The final product is not an ester as in classical bio diesel production, but a diesel (isoparaffin), which can be added in amounts surpassing 5% without breaching the diesel regulations. The results of the feasibility study are expected for the end of 2007. It will be the basis for the decision if a facility of this kind will be constructed in the Schwechat refinery.

Move & More. OMV

"Biogas"
Project period: 2006 to 2008
Project volume: EUR 3.793 mn
OMV share minus other grants and other project partners: EUR 414,480
of this OMV Future Energy Fund share: EUR 138,160
Project aim and description:
This pilot project aims to show that producing and refining of biogas to the quality of natural gas is possible under commercial aspects. By covering the entire process sequence with a widely diversified syndicate, this innovative technology should be leveraged. The syndicate consists of: University of Natural Resources and Applied Life Sciences, Technical University of Vienna, process technology specialist Axiom, Energy Park Bruck/Leitha, Biogas facility Bruck/Leitha, Motor developer AVL, EVN, OMV and Vienna Energy gas net.
The advantages of biogas: It is a greenhouse neutral gas and therefore in comparison with petrol or diesel reduces green house gas emissions by 100 percent. The expansion of the natural gas filling station network aims at creating the necessary infrastructure for this product.

"Hydrogen filling station in Stuttgart"
Project period: 2007 to 2010
Project volume: EUR 1.72 mn
OMV share minus other grants and other project partners: 620,000
of this OMV Future Energy Fund share: EUR 206,667
Project aim and description:
By supporting this project, the OMV Future Energy Fund helps to offer alternative fuel for cars. Together with Linde and supported by the Province of Baden-Württemberg OMV is planning the construction of an innovative and groundbreaking filling station on the premises of the Stuttgart airport. With the airport, the new convention centre and the Daimler Chrysler - Development Centre for hydrogen-powered vehicles, that in the coming years is building further series of hydrogen-powered vehicles, a high potential for further uses of hydrogen in mobility projects is at hand.

"Hydrogen filling station and research facility in Hydrogen Center Austria/Graz"
Project period: 2007 to 2008
Project volume: EUR 620,000
OMV share minus other grants and other project partners: 200,000
of this OMV Future Energy Fund share: EUR 66,667
Project aim and description:
This project aims at being the "precursory" for a medium term market introduction of the alternative fuel ecological hydrogen. An "ecological hydrogen filling station of the future" will be constructed on the premises of the HyCentA (Hydrogen Center Austria/Graz), which will be tested in practice with the interlinked production (electrolysis with green electricity) and utilisation of ecological hydrogen, oxygen and heat. In the context of "driving-events" with hydrogen vehicles, future users (e.g. filling station operators and fleet management), an extensive, knowledgeable audience and the public will become aware of the ecological hydrogen filling station operation in its entirety. The focus of this is on the decentralised provision of ecological hydrogen and its commercial aspects.

„Injection of CO_2 during natural gas production "
Project period: 2006 to 2007
Project volume: EUR 2.45 mn
of this OMV Future Energy Fund share: EUR 816,667 and

„Injection of CO_2 during oil production"
Project period: 2007 to 2010
Project volume: EUR 1 mn
of this OMV Future Energy Fund share: EUR 333,333
Project aim and description:
These two items are research projects that aim to isolate the carbon dioxide that is release during producing oil and natural gas and to inject it into reservoirs. The focus lies in ensuring the safety in these technologies, which - besides reducing green house gases - also increases oil and natural gas production.

Scientific members of the Advisory Board

Prof. Marianne Haug, University of Stuttgart-Hohenheim, Germany
Chairwoman of the Board of the Forum for Energies of the Future. Director of the Office of Energy Efficiency, Technology and R&D at the International Energy Agency (IEA) in Paris until 2005, supervising IEA analysis and advisory activities on energy efficiency, renewables and technology policy. Previously she worked for the World Bank.

Prof. Thomas Johansson, Lund University, Sweden
A leading expert on renewable energy. Director of Lund University's International Institute for Industrial Environmental Economics (IIIEE). Prior to becoming Senior Advisor on Energy and Climate Change to the United Nations Development Programme (UNDP), he was Director of the UNDP's Energy and Atmosphere Programme.

Prof. Helga Kromp-Kolb, University of Natural Resources and Applied Life Sciences (BOKU), Vienna
Professor of Meteorology in the Department of Water, Atmosphere and Environment. Climate change expert and winner of Austria's "Scientist of the Year" award in 2005. She studies the effects of global warming and ozone depletion and is a nuclear safety expert.

Prof. Nebojsa Nakicenovic, Vienna University of Technology
Leader of the Transition to New Technologies Program and Greenhouse Gas Initiative at the International Institute for Applied Systems Analysis (IIASA) in Laxenburg, Austria. He is a Convening Lead Author for Working Group II of the Intergovernmental Panel on Climate Change (IPCC). His work focuses on long term technological and economic development, energy issues, mobility and climate change-related information technologies.

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has already achieved its goal for 2010 to increase its market share to 20%. In Exploration and Production (E&P) OMV is active in 19 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 320,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–December and Q4 2006** in March, 2007